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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                            FORM 8-A


              FOR REGISTRATION OF CERTAIN CLASSES
         OF SECURITIES PURSUANT TO SECTION 12(b) OR (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934




            Lone Star Energy Plant Operations, Inc.
     (Exact name of registrant as specified in its charter)





          Texas                                       75-2421863
 (State of incorporation                            (IRS Employer
     or organization)                            Identification No.)


                          1817 Wood Street
                      Dallas, Texas  75201-5598
                (Address of principal executive offices,
                         including zip code)



 Securities to be registered pursuant to Section 12(b) of the Act:

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                                            Name of each exchange
    Title of each class                     on which each class
    to be so registered                     is to be registered
 ---------------------------------------------------------------------------

    Rights to Purchase $200 Series A        New York Stock Exchange, Inc.
    Junior Participating Preferred Stock
 ===========================================================================



 ===========================================================================

     Securities to be registered pursuant to Section 12(g) of the Act:

                         Not applicable
 ===========================================================================


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 Item 1.    Description of Securities To Be Registered.

     On September 10, 1996, the Board of Directors of Lone Star Energy
 Plant Operations, Inc. (the "Corporation") authorized the issuance and distribution of one Right for each outstanding share of Lone Star Energy
 Plant Operations, Inc. Common Stock to shareholders of record at the close of business on September 30, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Corporation one two-hundredth of a share of $200 Series A Junior Participating Preferred Stock, without par value (the "Preferred Stock"), at a Purchase Price of $45 per one two-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and Harris Trust Company of New York, as Rights
 Agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will be separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 18% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 18% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 10, 2006, unless earlier redeemed by the Corporation as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors and except in certain circumstances set forth in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that a Person becomes the beneficial owner of 18% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Corporation and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, other consideration of the Corporation) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Corporation as set forth below.

     For example, at an exercise price of $45 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $90 worth of Common Stock (or other consideration, as noted above) for $45. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase 9 shares of Common Stock for $45.

     In the event that, at any time following the Stock Acquisition Date,
 (i) the Corporation is acquired in a merger or other business combination transaction in which the Corporation is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), (ii) the Corporation is acquired pursuant to a share exchange transaction under the Texas Business Corporation Act, or (iii) 50% or more of the Corporation's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     At any time until fifteen days following the Stock Acquisition Date, or such later date not to exceed one year from the Stock Acquisition Date which may be set by the Board while the Rights are still redeemable, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem or extend the period of redemption shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     The term "Continuing Directors" means any member of the Board of Directors of the Corporation who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Corporation, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Corporation or for common stock of the acquiring company as set forth above.

     Any of the provisions of the Rights Agreement may be amended by the Board (in certain circumstances with the concurrence of a majority of the Continuing Directors) prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct any inconsistency, to conform to applicable law or to make changes which do not adversely affect in any material respect the interests of holders of Rights.

     As of September 10, 1996, there were 10 shares of Common Stock of the Corporation outstanding and no shares of Common Stock of the Corporation in the treasury. As of September 10, 1996, no options to purchase shares of Common Stock were outstanding. Each share of Common Stock of the Corporation outstanding at the close of business on September 30, 1996, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Corporation in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Corporation may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Corporation.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Corporation and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

     The Rights Agreement, dated as of September 10, 1996, between the Corporation and Harris Trust Company of New York, as Rights Agent, specifying the terms of the Rights and including the exhibits thereto, is included as an Exhibit and is incorporated herein by reference. The fore-going description of the Rights is qualified in its entirety by reference to such exhibit.

 Item 2.  Exhibits.

     1 Rights Agreement, dated as of September 10, 1996, between Lone Star Energy Plant Operations, Inc. and Harris Trust Company of
          New York, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Voting Preferred Stock as Exhibit B, filed as Exhibit 10.21 to Registrant's Registration Statement No. 333-13241 which is incorporated herein by reference. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

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                           SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

 Dated: April 16, 1997        Lone Star Energy Plant Operations, Inc.


                              By:  /s/ A. E. Gallatin
                                   ---------------------------------
                                   A. E. Gallatin
                                   Vice President and Treasurer